DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/16/07

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
2,724,437

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
2,724,437

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,724,437

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
10.09%

14. TYPE OF REPORTING PERSON
IA


This statement constitutes amendment No.3 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew
Dakos on March 16, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On 11/16/07 the reporting persons notified the Board of Trustees of the Issuer that the reporting persons intend to nominate 5 persons to the Board of Trustees at the next annual shareholder meeting (see exhibit 1).

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the proxy statement filed on 01/29/2007 there were 26,977,894 shares of FT outstanding as of 1/2/07. The percentage set forth in item 5 was derived using such number.

a) BIGP and other accounts managed by Phillip Goldstein beneficially own an aggregate of 2,724,437 shares of FT or 10.09% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the past 60 days the following shares of FT were purchased (there were no sales):

11/14/2007	806	 $6.72
11/12/2007	2200	 $6.70
11/9/2007	2000	 $6.70
11/8/2007	1500	 $6.75
11/5/2007	1800	 $6.81
11/2/2007	3000	 $6.88
10/23/2007	2400	 $6.83
10/18/2007	3000	 $6.95
10/15/2007	1500	 $6.99
10/12/2007	2500	 $7.00
10/11/2007	5000	 $6.99
11/9/2007	1500	 $6.70
11/8/2007	1500	 $6.75
11/2/2007	1500	 $6.88
10/26/2007	100	 $6.93
10/17/2007	2000	 $6.95
10/15/2007	1500	 $6.99
10/12/2007	2500	 $7.00
10/11/2007	5000	 $6.99
10/5/2007	2300	 $6.90
10/4/2007	3400	 $6.87
10/3/2007	5000	 $6.86
11/20/2007	5000	 $6.70
11/13/2007	5600	 $6.72
11/9/2007	11500	 $6.70
11/8/2007	11800	 $6.75
11/7/2007	9880	 $6.80
11/6/2007	5000	 $6.83
11/2/2007	15600	 $6.88
10/30/2007	4700	 $6.95
10/24/2007	5000	 $6.85
10/22/2007	4700	 $6.85
10/17/2007	1800	 $6.95
10/15/2007	7000	 $6.99
10/11/2007	5000	 $6.99
10/12/2007	12800	 $7.00
10/10/2007	9300	 $6.99

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Advance Notification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/29/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP



Exhibit 1.

Bulldog Investors General Partnership
Park 80 West - Plaza Two, Suite 750, Saddle Brook, NJ 07663
Phone: 201-556-0092 / Fax: 201-556-0097 / info@bulldoginvestors.com

November 16, 2007

The Board of Trustees
Franklin Universal Trust
One Franklin Parkway
San Mateo, CA 94403

Dear Trustees:

Bulldog Investors General Partnership (BIGP) holds of record 100 common shares of Franklin Universal Trust (the Trust) and beneficially owns approximately
2.4 million common shares. We believe that the time has come to permanently eliminate the Trusts persistent double-digit discount to net asset value (NAV) through open-ending, liquidation or conducting a self-tender offer for 100% of the Trusts shares at NAV.

Please be advised that at the next annual shareholder meeting we intend to nominate the five persons named below for election as Trustees.

The Nominees are:

Phillip Goldstein (born 1945); 60 Heritage Drive, Pleasantville, NY 10570
Since 1992, Mr. Goldstein has been an investment advisor and a principal of the Gerald Hellerman ( born 1937 ); 5431 NW 21st Avenue, Boca Raton, FL 33496 -- Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firm's inception in 1993. Mr. Hellerman currently serves as a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc.; a director of MVC Capital, Inc.; a director of the Old Mutual 2100 fund complex
(consisting of six funds); a director of Brantley Capital Corporation;
and a director of AirNet Systems, Inc. since 2005.

Rajeev Das (born 1968); 68 Lafayette Ave., Dumont, NJ 07628 -- Principal of Bulldog Investors, a group of investment funds and Managing Member of the general partner of Opportunity Income Plus L.P.; Currently director of Mexico Equity and Income Fund, Inc. (since 2001) In 2006 served as director of Brantley Capital.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663. Mr. Dakos is a self-employed investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P.,
Opportunity Income Plus Fund L.P.,Full Value Partners L.P.,
Full Value Special Situations Fund L.P., and Full Value
Offshore L.P. He has been a director of the Mexico Equity and Income Fund since
2001 and Brantley Capital Corporation since 2007.

Glenn Goodstein (born 1963); 2308 Camino Robledo, Carlsbad, CA 92009 Mr. Goodstein is a registered investment advisor and managing member of the general partner of Mercury Partners LP, an investment partnership. He is a director of Mexico Equity and Income Fund.

None of our nominees is an interested person of the Trust nor does any nominee personally own any shares of the Trust except that my wife and I jointly beneficially own 72,897 shares. Mr. Dakos, Mr. Das, Mr. Goodstein and
I are each a principal of one or more of the entities that are general partners of BIGP.Each of our nominees has consented to be named in the proxy statement as a nominee and to serve as a director if elected. There are no arrangements or understandings between BIGP and any of the above nominees or any other person(s) in connection with the nominations.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we can promptly provide it in order to cure any deficiency.

Very truly yours,


Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner